Exhibit 16

TERMINATION AGREEMENT AND RELEASE

This TERMINATION AGREEMENT AND RELEASE, dated as of November 8, 2015 (this “Agreement”), is entered into by and among (i) AMH Holdings (Cayman), L.P. (“AMH”), Apollo Management Holdings, L.P. (“Apollo Management”) and Apollo Principal Holdings I, L.P., (“APH I”), (ii) AR Capital, LLC (“AR Capital”) and AR Global Investments, LLC (“AR Global”) and (iii) Nicholas S. Schorsch, Peter M. Budko, William M. Kahane, Edward M. Weil, Jr. and Brian S. Block (each, an “ARC Principal” and collectively, the “ARC Principals”). Each of the foregoing are collectively referred to herein as the “Parties” and each individually as a “Party.” Capitalized terms used but not defined in this Agreement shall have the respective meanings given to them in the Transaction Agreement (as defined below).

RECITALS

A.           On August 6, 2015 (i) AMH, AR Capital and AR Global entered into a Transaction Agreement (the “Transaction Agreement”) and (ii) AMH and each of Nicholas S. Schorsch, Peter M. Budko, William M. Kahane, Edward M. Weil, Jr. and Brian S. Block entered into a Guaranty and Support Agreement (the “Guaranty Agreement”).

B.           The parties to the Transaction Agreement and Guaranty Agreement have determined that they desire to terminate such agreements on the terms and conditions set forth herein.

C.           In connection with such termination, APH I desires to sell, and AR Capital desires to purchase, 1,000,000 shares of Series D-1 Preferred Stock, par value $0.001 per share (the “Preferred Stock”) of RCS Capital Corporation (“RCAP”).

D.           On August 6, 2015 Apollo Management Holdings, L.P., RCAP and RCS Holdings entered into a Membership Interest Purchase Agreement (the “Purchase Agreement”), and the parties to the Purchase Agreement are amending the Purchase Agreement as of the date hereof (the “Amended Purchase Agreement”).

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained herein, the Parties hereto hereby agree as follows:

AGREEMENT

1.           Termination of Transaction Agreement and Guaranty Agreement. AMH and AR Capital hereby mutually agree in accordance with Section 6.1(a) of the Transaction Agreement that the Transaction Agreement is hereby immediately terminated and shall be of no further force or effect. AMH and the ARC Principals hereby mutually agree that, in accordance with Section 5.13 of the Guaranty Agreement, the Guaranty Agreement is hereby immediately terminated and shall be of no further force or effect. For the avoidance of doubt, the Confidentiality Agreement shall continue to remain in full force and effect in accordance with its terms.

2.           Mutual Releases; Covenants Not to Sue.

(a)           AR Capital and the ARC Principals, for and on behalf of themselves and the ARC Related Parties (as defined below), do hereby unequivocally release and discharge AMH and any of its former and current subsidiaries, equity holders, controlling persons, directors, officers, employees, agents, Affiliates, members, managers, general or limited partners, successors or assignees or any former or current subsidiary, equity holder, controlling person, director, officer, employee, agent, Affiliate, member, manager, general or limited partner, successor or assignee of any of the foregoing (collectively, the “Apollo Related Parties”), from any and all past, present or future liabilities, actions, claims or damages of any kind or nature, in law, equity or otherwise, asserted or that could have been asserted, under any Applicable Law or otherwise, whether known or unknown, suspected or unsuspected, foreseen or unforeseen, anticipated or unanticipated, disclosed or undisclosed, accrued or unaccrued, apparent or not apparent, foreseen or unforeseen, matured or not matured, liquidated or not liquidated, fixed or contingent, whether or not concealed or hidden, from the beginning of time until the date of execution of this Agreement, that in any way arises from or out of, are based upon, or are in connection with or relate in any way to or involve, directly or indirectly, any of the actions, transactions, occurrences, statements, representations, misrepresentations, omissions, allegations, facts, practices, events, claims or any other matters, things or causes whatsoever, or any series thereof, that were, could have been, or in the future can or might be alleged, asserted, set forth, claimed, embraced, involved, or referred to in, or related to, directly or indirectly: (i) the Transaction Agreement, the Guaranty Agreement, the Purchase Agreement and the other agreements and documents contemplated hereby or thereby (collectively, the “Transaction Documents”), (ii) any breach, non-performance, action or failure to act under any of the Transaction Documents, (iii) the events leading to the termination of the Transaction Agreement and the Guarantee Agreement and the execution of the Amended Purchase Agreement, (iv) any deliberations or negotiations in connection with the Transaction Documents, and (v) any SEC filings, public filings, periodic reports, press releases, proxy statements or other statements issued, made available or filed relating, directly or indirectly, to the transactions contemplated by the Transaction Documents (collectively, the “ARC Released Claims”); provided, however, that no Party shall be released from any breach, non-performance, action or failure to act under this Agreement occurring on or after the date hereof.

(b)           AMH, for and on behalf of itself and the Apollo Related Parties, does hereby unequivocally release and discharge AR Capital, the ARC Principals and any of their former and current subsidiaries, equity holders, controlling persons, directors, officers, employees, agents, Affiliates, members, managers, general or limited partners, spouses, heirs, trusts, trustees, successors, assignees, or any former or current subsidiary, equity holder, controlling person, director, officer, employee, agent, Affiliate, member, manager, general or limited partner, successor or assignee of any of the foregoing (collectively, the “ARC Related Parties” and, together with the Apollo Related Parties, the “Related Parties”), from any and all past, present or future liabilities, actions, claims or damages of any kind or nature, in law, equity or otherwise, asserted or that could have been asserted, under any Applicable Law or otherwise, whether known or unknown, suspected or unsuspected, foreseen or unforeseen, anticipated or unanticipated, disclosed or undisclosed, accrued or unaccrued, apparent or not apparent, foreseen or unforeseen, matured or not matured, liquidated or not liquidated, fixed or contingent, whether or not concealed or hidden, from the beginning of time until the date of execution of this Agreement, that in any way arises from or out of, are based upon, or are in connection with or relate in any way to or involve, directly or indirectly, any of the actions, transactions, occurrences, statements, representations, misrepresentations, omissions, allegations, facts, practices, events, claims or any other matters, things or causes whatsoever, or any series thereof, that were, could have been, or in the future can or might be alleged, asserted, set forth, claimed, embraced, involved, or referred to in, or related to, directly or indirectly: (i) the Transaction Documents and the transactions contemplated by the Transaction Documents, (ii) any breach, non-performance, action or failure to act under any of the Transaction Documents, (iii) the Amended Purchase Agreement and the transactions contemplated thereby, (iv) the events leading to the termination of the Transaction Agreement and the Guarantee Agreement and the execution of the Amended Purchase Agreement, (v) any deliberations or negotiations in connection with the Transaction Documents, and (vi) any SEC filings, public filings, periodic reports, press releases, proxy statements or other statements issued, made available or filed relating, directly or indirectly, to the transactions contemplated by the Transaction Documents (collectively, the “Apollo Released Claims” and, together with the ARC Released Claims, the “Released Claims”); provided, however, that no Party shall be released from any breach, non-performance, action or failure to act under this Agreement occurring on or after the date hereof. Notwithstanding anything herein to the contrary this Section 2(b) will only become effective upon the consummation of the purchase by AR Capital of the Preferred Stock pursuant to Section 5 hereof.

(c)           It is understood and agreed that, except as provided in the provisos to Section 2(a) and Section 2(b), the preceding paragraphs are a full and final release covering all known as well as unknown or unanticipated debts, claims or damages of each of the Parties and their respective Related Parties relating to or arising out of the Transaction Documents. Therefore, each of the Parties expressly waives any rights it may have under any statute or common law principle under which a general release does not extend to claims which such Party does not know or suspect to exist in its favor at the time of executing the release, which if known by such Party must have affected such Party’s settlement with the other, including, without limitation, Section 1542 of the California Civil Code, which provides:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.

In connection with such waiver and relinquishment, the Parties acknowledge that they or their attorneys or agents may hereafter discover claims or facts in addition to or different from those which they now know or believe to exist with respect to the Released Claims, but that it is their intention hereby fully, finally and forever to settle and release all of the Released Claims. In furtherance of this intention, the releases herein given shall be and remain in effect as full and complete mutual releases with regard to the Released Claims notwithstanding the discovery or existence of any such additional or different claim or fact.

(d)           Each Party, on behalf of itself and its respective Related Parties, hereby covenants to each other Party and their respective Related Parties not to, with respect to any Released Claim, directly or indirectly encourage or solicit or voluntarily assist or participate in any way in the investigation, filing, reporting or prosecution by such Party or its Related Parties or any third party of a suit, arbitration, mediation, or claim against any other Party and/or its Related Parties relating to any Released Claim. The covenants contained in this Section 2 shall survive this Agreement indefinitely regardless of any statute of limitations.

3.           Non-Disparagement. Each Party agrees to not, directly or indirectly, make or ratify any statement, public or private, oral or written (including concerning the Transaction Documents, the participation or involvement of the Parties in the transactions contemplated by the Transaction Documents or the reasons for or any of the events or circumstances surrounding the termination of the transactions contemplated by the Transaction Documents) that disparages the business reputation of the other Parties or their respective Related Parties; provided that nothing herein will prevent a party from making truthful statements as may be required by Applicable Law.

4.           Public Announcements. The initial press release concerning this Agreement and the termination of the Transaction Agreement and Guaranty Agreement shall be a joint press release in the form agreed by the Parties as set forth on Annex A and thereafter the Parties shall consult with each other (and obtain the other party’s consent) before any Party (or its Affiliates) issues any press release or otherwise makes any public statements with respect to the transactions contemplated by this Agreement, except (a) as may be required by Applicable Law if the party issuing such press release or other public statement has, to the extent practicable, provided the other party with an opportunity to review and comment or (b) any press release or other public statement that is consistent in all material respects with previous press releases, public disclosures or public statements made by a party hereto in accordance with this Agreement, in each case under this clause (b) to the extent such disclosure is still accurate.

5.           Purchase and Sale. The Parties irrevocably agree that on Monday, November 9, 2015, (i) APH I shall sell, assign and transfer to AR Capital 1,000,000 shares of the Preferred Stock, free and clear of all Liens (other than Liens arising as a result of this Agreement or under applicable securities laws) and (ii) as full consideration therefor AR Capital shall pay to APH I, by wire transfer of immediately available funds to the account previously designated by APH I in writing, the amount of $$25,666,845 (representing an original purchase price of $25,000,000 plus $666,845 in accrued and unpaid dividends through November 8, 2015. The ARC Principals hereby jointly and severally guarantee the full and timely payment by AR Capital of the amount set forth in clause (ii) of the preceding sentence. APH I shall cause the two Series D-1 Directors (as defined in the certificate of designation for the Preferred Stock) elected by APH I to resign from the board of directors of RCAP (and all committees thereof), effective as of the date hereof.

6.           Certain Transactions.

(a)           Until June 30, 2016, AR Capital will not, nor will it permit any of its Affiliates (including the Guarantors), and will use reasonable best efforts to not permit any of its or its Affiliates’ officers, directors or employees to enter into any agreement with any single buyer with respect to the purchase of more than 12.5% of the aggregate assets of the Business or Subject Companies taken as a whole (which purchase may include advisory contracts or capital stock of one or more Subject Companies) or any merger or business combination involving AR Capital (other than any transactions between or among AR Capital and/or its Affiliates (including employees) and any recapitalization transactions, internal reorganizations or any foreign re-domiciliations); provided that the foregoing shall not restrict any Fund from entering into or consummating any transaction or series of related transactions involving a merger, consolidation, reorganization, business combination, purchase or sale (of equity or assets) of such Fund, including, in any such transaction or series of related transactions, the internalization, consolidation or sale of the Subject Company (or the assets of the Subject Company) that is the advisor to such Fund so long as (i) such transaction with such Subject Company is not undertaken in connection with one or more related transactions involving another Fund and the same (or a related) counterparty and (ii) the counterparty is not any of the competitors listed on Annex B or any affiliate thereof.

(b)           Until June 30, 2016, AMH will not, nor will it permit any of its Affiliates, and will use reasonable best efforts to not permit any of its or its Affiliates’ officers, directors, employees to (A) directly or indirectly solicit or encourage (including through any representatives, agents, investment banks or advisors) or enter into any agreement with respect to (i) the purchase of all or a significant portion of the assets or entities of any Fund or (ii) the alteration of any Advisory Contract or the status of any relationship between any Subject Company and any Fund, in each case without the prior written consent of the board of directors of the Fund in connection with a process approved by the board of directors, or (B) request any waiver, consent or permission from any Fund, board of directors of any Fund or other person to take any action described in clauses (A)(i) or (A)(ii) above, provided that this restriction will terminate in the event that any unrelated third party makes a public proposal with respect to any of the foregoing matters.

(c)           The Parties hereby agree that the term of the obligations set forth in Section 20 of the Confidentiality Agreement (as provided in the amendment dated February 20, 2015) shall be extended to survive until February 15, 2016.

(d)           The Parties agree that each dealer manager agreement between Realty Capital Securities LLC and any issuer sponsored by AR Capital that remains in effect at the time of the closing of the Amended Purchase Agreement will be amended such that the first reference to "six months" in the first sentence of Section 10 (c) thereof will be replace by "twelve months".

7.           Representations of the Parties.

(a)           Each Party represents and warrants to the other Parties as follows:

(i)           Such Party has the requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery by such Party of this Agreement, the performance of its obligations hereunder and its consummation of the transactions contemplated hereby have been duly and validly authorized and approved by all necessary action of such Party, as applicable, and no other action on the part of such Party, is necessary to authorize the execution and delivery by such Party of this Agreement, the performance by it of its obligations hereunder and its consummation of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by such Party, and, assuming the due authorization, execution and delivery by the other Parties, constitute legal and binding obligations of such Party, enforceable against such Party in accordance with its terms, except as (a) the enforceability hereof may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and (b) the availability of equitable remedies may be limited by equitable principles of general applicability.

(ii)           The execution and delivery by such Party of this Agreement does not, and the consummation of the transactions contemplated hereby and the performance of its obligations hereunder will not (with or without the giving of notice, the termination of any grace period or both): (a) violate, conflict with, or result in a breach or default under any provision of the Organizational Documents of such Party, as applicable or (b) (x) violate any Applicable Law, (y) violate, result in a violation or breach by such Party of, or cause the termination, acceleration or cancellation or the loss, impairment or alteration of any right or benefit under, or conflict with or constitute a default (or give rise to a right of termination, acceleration, cancellation or the loss, impairment or alteration of any right or benefit) under, any Contract (other than the Purchase Agreement) to which such Party is a party or by which any of its respective properties is bound, whether with the passage of time, giving of notice, or both or (z) result in the creation of any Lien on the assets or properties of such Party, except, in the cases of clauses (x), (y) and (z), for any such violation, breach, termination, acceleration, conflict, default or Lien as would not, individually or in the aggregate, prohibit or materially impair the ability of such Party to consummate the transactions contemplated by this Agreement or perform its obligations hereunder on a timely basis.

(b)           APH I represents and warrants to AR Capital that it holds of record and owns beneficially 1,000,000 shares of Preferred Stock (which is all of the Preferred Stock that APH I and its Affiliates acquired from RCS Capital Corporation) and that pursuant to Section 5 hereof APH I will transfer and deliver to AR Capital good and valid title to all 1,000,000 shares of Preferred Stock, free and clear of any Lien (other than Liens arising as a result of this Agreement or under applicable securities laws).

(c)           Each of AMH and Apollo Management represent and warrant to AR Capital that (x) a true, correct and complete copy of the Amended Purchase Agreement has been provided to AR Capital and (y) other than the Amended Purchase Agreement, there are no written agreements, side letters or arrangements between or among (A) RCAP (or any of its controlled Affiliates), one the one hand, and AMH (or any of its Affiliates) or (B) Luxor (or any of its Affiliates), one the one hand, and AMH (or any of its Affiliates) in each case of (A) or (B), with respect to, or in a anyway relating to, (i) the termination of the Transaction Agreement or the Guarantee Agreement, (ii) the Amended Purchase Agreement, (iii) the Note Purchase Agreement, dated as of the date hereof, between Affiliates of Luxor and/or (iv) the Note Purchase and Class B Share Agreement, dated as of the date hereof, between RCAP Holdings, LLC and RCAP.

(d)           AR Capital represents and warrants to AMH, Apollo Management and APH I that it has fully complied with the covenant set forth in Section 4.7 of the Transaction Agreement through the date hereof. Each ARC Principal represents and warrants to AMH, Apollo Management and APH I that it has fully complied with the covenant set forth in Section 2.2 of the Guaranty Agreement through the date hereof. For the avoidance of doubt, the Parties acknowledge that prior to the date hereof the Parties have been mutually engaged in discussions involving both Parties regarding transactions involving certain Funds (for example, the New York REIT, Inc.).

8.           AR Global Name. The Parties each acknowledge and agree that AR Capital shall retain all right, title and interest in and to the AR Global name and any intellectual property connected therewith, including, without limitation, the names “AR Global” and “AR Global Investments,” or any designs, logos, domain names, trademarks or copyrights developed by or for the benefit of AR Global, including any registrations and applications therefor, any renewals of the registrations, and all other corresponding rights that are or may be secured under the laws of the United States or any foreign country, now or hereafter in effect (the “IP Rights”). The IP Rights shall be for AR Capital’s own use and enjoyment, and for the use and enjoyment of AR Capital’s successors, assigns, or other legal representatives, as fully and entirely as the same would have been held and enjoyed by any Party individually or the Parties collectively if this Agreement had not been made

9.           Notices. All notices and other communications required or permitted to be given hereunder shall be in writing and shall be deemed given if delivered personally, mailed by registered or certified mail with postage prepaid and return receipt requested or sent by commercial overnight courier, courier fees prepaid (if available; otherwise, by the next best class of service available), to the parties at the following addresses:

If to AR Capital or any of the ARC Principals, addressed as follows:

405 Park Avenue, 14th Floor

New York, NY 10022

Attn:	Jesse C. Galloway
Email:	jgalloway@arlcap.com

with copies (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017

Attention:	Lee Meyerson

Elizabeth Cooper

Email:	lmeyerson@stblaw.com

ecooper@stblaw.com

If to AMH, Apollo Management or APH I, to it at:

9 West 57th Street, 43rd Floor

New York, New York 10019

Attn:	John J. Suydam
Email:	jsuydam@ApolloLP.com

with a copy (which shall not constitute notice) to:

Debevoise & Plimpton LLP

919 Third Avenue

New York, NY 10022

Attn:	Jeffery J. Rosen

Gregory V. Gooding

Email:	jrosen@debevoise.com

ggooding@debevoise.com

or to such other Person or address as any party shall specify by notice in writing to the other parties in accordance with this Section 9. All such notices or other communications shall be deemed to have been received on the date of the personal delivery, on the third Business Day after the mailing or dispatch thereof, or in the case of electronic mail or facsimile transmission, on the date received, subject to confirmation of receipt; provided that notice of change of address shall be effective only upon receipt.

10.           Entire Agreement. This Agreement and the Confidentiality Agreement constitute the entire agreement and supersede all other prior agreements and understandings, both written and oral, of the parties with respect to the subject matter hereof.

11.           Amendments and Waiver. This Agreement may not be amended except by an instrument or instruments in writing signed and delivered on behalf of each of the Parties. Any Party that is entitled to the benefits hereof may waive compliance with any of the agreements of any other Party contained herein. Any agreement on the part of a Party to any such waiver shall be valid if set forth in an instrument in writing signed and delivered on behalf of such party. Waivers shall operate to waive only the specific matter described in the writing and shall not impair the rights of the party granting the waiver in other respects or at other times. A party’s waiver of a breach of a provision of this Agreement, or failure (on one or more occasions) to enforce a provision of, or to exercise a right under, this Agreement, shall not constitute a waiver of a similar breach, or of such provision or right other than as explicitly waived.

12.           Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

13.           Governing Law. This Agreement shall be governed in all respects (including as to validity, interpretation and effect) by the internal laws of the State of New York, without giving effect to any conflict of laws rules or principles that would require or permit the application of another jurisdiction’s laws.

14.           Jurisdiction of Disputes. Each party hereby irrevocably agrees that any action or proceeding arising out of any dispute in connection with this Agreement, any rights or obligations hereunder or the performance of such rights or obligations shall be brought exclusively in the courts of the State of New York located in the Borough of Manhattan or the federal courts of the United States of America located in the Southern District of New York (and appellate courts thereof) and hereby expressly submits to the personal jurisdiction and venue of such courts for the purposes thereof and expressly waives any claim of improper venue and any claim that such courts are an inconvenient forum. Each party hereby irrevocably consents to the service of process of any of the aforementioned courts in any such suit, action or proceeding by the mailing of copies thereof by registered or certified mail or by overnight courier service, postage prepaid, to its address set forth in Section 9.

15.           Waiver of Jury Trail. Each Party hereby waives all rights to a jury trial with respect to any action or claim arising out of any dispute in connection with this Agreement, any rights or obligations hereunder or the performance of such rights and obligations. Each Party (i) certifies that no representative, agent or attorney of any Party has represented, expressly or otherwise, that such Party would not, in the event of litigation, seek to enforce the foregoing waivers and (ii) acknowledges that the other Parties have been induced to enter into this Agreement and the transactions contemplated hereby by, among other things, the waivers and certifications contained herein.

16.           No Assignment; Binding Effect. Neither this Agreement nor any right, interest or obligation hereunder may be assigned by any Party hereto without the prior written consent of the other Parties hereto and any attempt to do so shall be void, except for assignments and transfers by operation of any laws. Subject to the preceding sentence, this Agreement is binding upon, inures to the benefit of and is enforceable by the Parties and their respective successors and assigns.

17.           Third-Party Beneficiaries. Each Party acknowledges and agrees that the ARC Related Parties and the Apollo Related Parties are express third-party beneficiaries of the releases of such Related Parties and covenants not to sue such Related Parties contained in Section 3 of this Agreement and are entitled to enforce rights under such section to the same extent that such Related Parties could enforce such rights if they were a party to this Agreement. Except as provided in the preceding sentence, there are no third-party beneficiaries to this Agreement.

18.           Headings. The headings used in this Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

19.           Specific Performance. The Parties agree that if any of the provisions of this Agreement were not performed by the Parties in accordance with their specific terms or were otherwise breached thereby, irreparable damage would occur, no adequate remedy at law would exist and damages would be difficult to determine, and that each Party will be entitled to specific performance to prevent breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which it may be entitled at law or in equity.

20.           Counterparts; Effectiveness. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.

[signature page follows]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

AMH Holdings (Cayman), L.P.

By:	AMH Holdings GP, Ltd., its general partner

By:	Apollo Management Holdings GP, LLC, its sole director

By:	/s/ John Suydam
Name: John Suydam
Title: Vice President

Apollo Management Holdings, L.P.

By:	Apollo Management Holdings GP, LLC, its general partner

By:	/s/ John Suydam
Name: John Suydam
Title: Vice President

Apollo Principal Holdings I, L.P.

By:	Apollo Principal Holdings I GP, LLC, its general partner

By:	/s/ John Suydam
Name: John Suydam
Title: Vice President

AR Capital, LLC

By:	/s/ William M. Kahane
Name: William M. Kahane
Title: Managing Member

AR Global Investments, LLC

By:	/s/ William M. Kahane
Name: William M. Kahane
Title: Managing Member

By:	/s/ Nicholas S. Schorsch
Nicholas S. Schorsch

By:	/s/ Peter M. Budko
Peter M. Budko

By:	/s/ William M. Kahane
William M. Kahane

By:	/s/ Edward M. Weil, Jr.
Edward M. Weil, Jr.

By:	/s/ Brian S. Block
Brian S. Block